                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 3)

                          Authentic Fitness Corporation
                                (Name of Issuer)


                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                    052661105
                                 (CUSIP Number)

                                John J. Lattanzio
                              Lattanzio Group, LLC
                           277 Park Avenue, 27th Floor
                               New York, New York
                                      10172
                                 (212) 350-5200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                August 14, 1997
              (Date of Event which Requires Filing this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].







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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  John J. Lattanzio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                           a[ ]
                                                            b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)           [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                          7.      SOLE VOTING POWER
                                  617,000

                          8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                      1,558,400
 OWNED BY
REPORTING                 9.      SOLE DISPOSITIVE POWER
  PERSON                          617,000
   WITH
                          10.     SHARED DISPOSITIVE POWER
                                  1,558,400

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            2,175,400

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            9.70%

          14.     TYPE OF REPORTING PERSON*
                  IN

                                       2

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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lattanzio Group, LLC

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                          a[ ]
                                                           b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Delaware

                        7.      SOLE VOTING POWER
                                None

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    1,558,400
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                        None
   WITH
                        10.     SHARED DISPOSITIVE POWER
                                1,558,400

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,558,400

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.95%

          14.     TYPE OF REPORTING PERSON*
                  OO

                                       3
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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Michael J. Linn

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                        a[ ]
                                                         b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)         [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            United States

                     7.      SOLE VOTING POWER
                             None

                     8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                 1,558,400
 OWNED BY
REPORTING            9.      SOLE DISPOSITIVE POWER
  PERSON                     None
   WITH
                     10.     SHARED DISPOSITIVE POWER
                             1,558,400

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            1,558,400

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*                 [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            6.95%

          14.     TYPE OF REPORTING PERSON*
                  IN

                                       4
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SCHEDULE 13D

CUSIP No. 052661105

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                  Lattanzio International, Ltd.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                   Not Applicable                     a[ ]
                                                      b[ ]
3.       SEC USE ONLY

          4.      SOURCE OF FUNDS*
                            OO

          5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                   PURSUANT TO ITEMS 2(d) OR 2(e)      [ ]

          6.      CITIZENSHIP OR PLACE OF ORGANIZATION
                            Cayman Islands

                        7.      SOLE VOTING POWER
                                921,650

                        8.      SHARED VOTING POWER
  SHARES
BENEFICIALLY                    None
 OWNED BY
REPORTING               9.      SOLE DISPOSITIVE POWER
  PERSON                        921,650
   WITH
                        10.     SHARED DISPOSITIVE POWER
                                None

          11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                            921,650

          12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                   CERTAIN SHARES*               [ ]

          13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                            4.11%

          14.     TYPE OF REPORTING PERSON*
                  OO

                                       5
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                  This statement amends and supplements the information set
forth in the Schedule 13D (the "Schedule 13D") initially filed by Reporting Persons with the Securities and Exchange Commission (the "Commission") on March 10, 1997, as amended by Amendment No. 1 filed with the Commission on April 4, 1997, as amended by Amendment No. 2 filed with the Commission on May 1, 1997 and constitutes Amendment No. 3 to the Schedule 13D. Capitalized terms used herein without definition shall have the meaning assigned to such terms in the Schedule 13D.

Item 2.  Identity and Background

                  Item 2 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The Statement is being filed by (A) John J. Lattanzio, a United States citizen, in his capacity as (i) an individual holder of Common Stock, (ii) one of two managers and the controlling member of Lattanzio Group, LLC ("LG"), a discretionary investment manager to managed accounts, and (iii) a discretionary investment manager of his minor child's investment account, (B) LG, (C) Michael J. Linn, a United States citizen, in his capacity as one of the two managers of LG and (D) Lattanzio International, Ltd. ("International") a corporation for which LG acts as discretionary investment manager. Mr. Lattanzio, LG, Mr. Linn and International are sometimes referred to herein as the "Reporting Persons." The business office of each Reporting Person other than International is located at 277 Park Avenue,


                                       6
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27th Floor, New York, NY 10172 and the business office of International is located c/o Hemisphere Fund Managers Limited at PO Box 30362 SMB, Harbour Centre, George Town, Grand Cayman, Cayman Islands.

                  The shares of Common Stock which are the subject of this Statement are held directly by the managed accounts (including International) for which LG or Mr. Lattanzio serves as discretionary investment manager (collectively, the "Managed Accounts").

                  The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

                  During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  The Managed Accounts and Mr. Lattanzio expended an aggregate of approximately $29,334,054.68 (including brokerage commissions, if any) to purchase the 2,175,400 shares of Common

                                       7
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Stock held by them. The shares of Common Stock held by the Managed Accounts and
Mr. Lattanzio may be held through margin accounts with brokers, which extend margin credit to the Managed Accounts and Mr. Lattanzio, as the case may be, as and when required to open or carry positions in the margin account, subject to applicable Federal margin regulations, stock exchange rules and the firm's credit policies. The positions held in this margin account are pledged as collateral security for the repayment of debit balances in the respective accounts.

 Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is revised and amended in its entirety as set forth below:

                  (a)-(b) On the date of this Statement:

                   (i) Mr. Lattanzio has beneficial ownership for purposes of
Section 13(d) of the Securities Exchange Act of 1934 ("Beneficial Ownership") of 2,175,400 shares of Common Stock by virtue of his position as (i) an individual holder of Common Stock (537,000 shares of Common Stock or 2.40%), (ii) one of two managers and the controlling member of LG (1,558,400 shares of Common Stock or 6.95%), and (iii) a discretionary investment manager of his minor child's investment account (80,000 shares of Common Stock or 0.36%). Such shares represent 9.70% of the issued and outstanding Common Stock. Mr. Lattanzio shares voting power and dispositive power with respect to the shares of the Common Stock under LG management with Mr. Linn.

                   (ii) LG has Beneficial Ownership of 1,558,400 shares of Common Stock by virtue of its position as discretionary investment manager to, the Managed Accounts (other than Mr. Lattanzio's minor child's managed account) holding such shares of Common Stock. Such shares represent 6.95% of the issued and outstanding Common Stock. LG shares voting power and dispositive power over such shares with Mr. Lattanzio and Mr. Linn.

                  (iii) Mr. Linn has Beneficial Ownership of 1,558,400 shares of Common Stock by virtue of his position as one of the two managers of LG. Such shares represent 6.95% of the issued and outstanding Common Stock. Mr. Linn shares voting power and dispositive power over these shares of Common Stock with Mr. Lattanzio and LG.

                  (iv) International has sole Beneficial Ownership of 921,650 shares of Common Stock, which are included in the number of shares of Common Stock that are Beneficially Owned by Mr. Lattanzio, LG and Mr. Linn. Such shares represent 4.11% of the issued and outstanding Common Stock.

                  The percentages used herein are calculated based upon the 22,419,730 shares of Common Stock stated to be issued and outstanding as of May 15, 1997, as reflected in the Company's Quarterly Report on Form 10-Q for the three months ended April 5, 1997.

                  (c) The trading dates, number of shares purchased or sold and price per share (including commissions, if any) for all

                                       9
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transactions by the Reporting Persons during the past 60 days are set forth in
Schedule I hereto. All such transactions were completed through the New York Stock Exchange. In addition, as of August 14, 1997, International transferred an aggregate of 235,800 shares of Common Stock to two new Managed Accounts in connection with a reorganization of owners of the two new Managed Accounts. The owners of the two new Managed Accounts (which are affiliated with each other) had an indirect economic interest in the shares of Common Stock through International. Mr. Lattanzio, Mr. Linn and LG continue to be the Beneficial Owners of the 235,800 shares of Common Stock now held in the two new Managed Accounts.

                  (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock, except that the respective shareholders, partners or owners as relevant, of the Managed Accounts have the right to participate in the receipt of dividends from or proceeds for the sale of, the shares of Common Stock held for their respective accounts. International is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of shares of Common Stock.

                  (e) Effective August 14, 1997, International ceased to be the Beneficial Owner of more than 5% of the outstanding

                                       10
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shares of Common Stock as a result of the transfer of 235,800 shares of Common
Stock to two new Managed Accounts in connection with a reorganization of owners of the two new Managed Accounts. The owners of the two new Managed Accounts (which are affiliated with each other) had an indirect economic interest in the shares of Common Stock through International. Mr. Lattanzio, Mr. Linn and LG continue to be the Beneficial Owners of the 235,800 shares of Common Stock now held in the two new Managed Accounts.

Item 7.  Material to be Filed as Exhibits

                  Exhibit 99: Joint Filing Agreement among the Reporting Persons (Incorporated by reference to
                               Exhibit 99 contained in Amendment No. 2 to the Schedule 13D)


                                       11
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Signature

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 1997.

                                        LATTANZIO INTERNATIONAL, LTD.

                                        By:  Hemisphere Fund Managers Limited



                                        By: /s/ Margaret Every
                                        Name: Margaret Every
                                        Title: Vice President



                                        LATTANZIO GROUP, LLC



                                        By: /s/ John J. Lattanzio
                                        Name: John J. Lattanzio
                                        Title: Principal Manager



                                        By:/s/ Michael J. Linn
                                        Name: Michael J. Linn
                                        Title: Manager



                                         /s/ John J. Lattanzio
                                             John J. Lattanzio



                                         /s/ Michael J. Linn
                                             Michael J. Linn

                                       12

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                                                                 Schedule I


     Date                # of Shares    Price Per Share    Commission Per Share
     ----                -----------    ---------------    --------------------

     6/9/97                 1,000          12.8750                 0.06
    6/12/97                 2,000          13.1250                 0.05
    6/13/97                 1,000          13.1250                 0.06
    6/19/97                 1,000          12.8750                 0.06
    6/20/97                 1,000          13.2500                 0.06
                           41,000          12.4630                 0.05
                         (14,000)          12.2500                 0.05
    6/23/97                25,000          12.3600                 0.05
    6/25/97                10,000          12.5500                 0.05
    6/26/97                 2,000          12.8750                 0.05
    6/30/97                11,800          12.7250                 0.05
     7/1/97                 2,000          12.7500                 0.05
     7/2/97                 3,000          12.0900                 0.05
     7/3/97              (10,000)          12.3750                 0.05
     7/7/97              (10,000)          12.6250                 0.05
     7/8/97                38,000          12.7451                 0.05
                           10,000          13.0625                 0.05
                            1,000          12.8750                 0.05
     7/9/97                 9,000          13.0630                 0.05
    7/10/97                   500          13.1250                 0.05
    7/11/97                 2,000          12.5625                 0.06
                          (5,000)          12.7500                 0.06

     Date                # of Shares    Price Per Share    Commission Per Share
     ----                -----------    ---------------    --------------------

    7/14/97                15,000          12.3190                 0.05
                         (12,000)          12.3750                 0.05
    7/15/97                 1,000          12.5000                 0.05
    7/16/97                 8,000          12.3125                 0.06
                          (5,000)          12.1250                 0.06
    7/17/97                 1,000          11.6250                 0.05
    7/18/97                 1,000          11.0000                 0.06
    7/22/97                 1,000          11.8125                 0.05
    7/24/97                 1,500          11.9375                 0.05
    7/25/97                 1,000          12.0000                 0.05
                            1,000          11.9375                 0.06
    7/28/97                 1,500          11.8540                 0.06
    7/29/97                32,000          11.5820                 0.04
                         (32,000)          11.5000                 0.04
    7/30/97                 1,000          11.6875                 0.06
    7/31/97                 1,000          11.3125                 0.06
     8/1/97                 2,000          11.7969                 0.06
     8/4/97                 3,500          11.9732                 0.06
     8/5/97                 4,000          12.2250                 0.05
     8/6/97                 2,000          12.1875                 0.05
     8/7/97                14,000          12.4375                 0.05
    8/11/97                 4,000          12.7130                 0.05
    8/12/97                 1,000          13.2500                 0.06
    8/13/97                 3,000          13.4890                 0.05